SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ACAL

PETROQUÍMICA TRIUNFO S.A.

Net Worth Appraisal Report – Book Value

Appraisal date: December 31 2008
Issue date: March 31 2009

NET WORTH APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, a valuation specialist with registered office at 181 Av. Rio Branco, 18th floor, in the city and state of Rio de Janeiro, zip code 20040- 007, registered at the Rio de Janeiro State Regional Accountants Council under number 1144 and with corporate taxpayer’s registration number 28.005.734/0001 - 82, with Mr. Gelson Jose Amaro, registered accountant at the Rio de Janeiro State Regional Accountants Council under number 049669/O-4 and with individual taxpayer’s registration number 339.408.607/78, as the person technically in charge, was contracted by PETROQUIMICA TRIUNFO S.A., a joint stock corporation with registered office at 222 Av. Carlos Gomes, 8th floor, Bairro Auxiliado, city of Porto Alegre, Rio Grande do Sul State, zip code 90480-000, with corporate taxpayer’s registration number 90.751.025/0001 - 10 (“PETROQUIMICA TRIUNFO S.A.”), in order to evaluate the net worth of PETROQUIMICA TRIUNFO S.A., which is to be incorporated into BRASKEM S.A., a listed joint stock corporation with registered office at 1561 Rua Eteno, Polo Petroquimico de Camaçari, city of Camaçari, Bahia State, zip code 42810-000, with corporate taxpayer’s registration number 42.150.391/0001 - 70 (“BRASKEM S.A.”) in accordance with article 227, paragraph 1, and other provisions, of Law 6404/76, as set out herein below:

This appraisal report is split up into sections as follows:

  Aims
  Principles and qualifications
  Methodology adopted and summary of work carried out
  Conclusion

I. AIMS

This appraisal report aims to record the appraisal, book value, of the net worth of PETROQUIMICA TRIUNFO S.A. for the purposes of incorporation of the whole business by BRASKEM S.A. in accordance with the terms and provisions set out in article 227, paragraph 1, of Law 6404/76 (“Joint Stock Corporation Law”).

II. PRINCIPLES AND QUALIFICATIONS

The execution of this work adhered strictly to the following fundamental principles:

• ACAL consultants have no direct or indirect interest in the companies involved in the operation and there are no circumstances whatsoever that may characterize a conflict of interest for the issuing of this report.

• To the best of their knowledge, ACAL consultants’ analysis, opinions and conclusions as set out herein are based on true and correct data, due diligence, research and findings.

• ACAL’s professional fees are not in any way subject to the findings and conclusions of this report.

• This report is based on the assumption that information received from third parties is correct and the sources of said information are contained in the report.

• The report was drawn up by ACAL and no one else other than its own consultants carried out any analysis and respective findings and conclusions.

• This report meets the specifications and criteria set by USPAP (Uniform Standards of Professional Appraisal Practice) and by the Joint Stock Corporation Law, as well as demands imposed by different agencies and regulations where applicable, such as: Treasury Department, Brazilian Central Bank, Banco do Brasil, Brazilian Securities and Exchange Commission (CVM in Brazil), Brazilian Institute of Independent Auditors (IBRACON), Income Tax Regulation (RIR in Brazil).

• The controllers and management of the companies involved did not direct, limit, hinder or practice any acts that did or might have compromised access to, use or knowledge of information, assets, documents or work methodologies regarding the respective findings and conclusions contained herein.

III. METHODOLOGY ADOPTED AND SUMMARY OF WORK CARRIED OUT

We were contracted by PETROQUIMICA TRIUNFO S.A. in order to appraise the net worth of the company on December 31 2008 according to net book value.

Within the parameters defined for carrying out this appraisal, determining the net book value of PETROQUIMICA TRIUNFO S.A. on December 31 2008 was also based on a limited review of PETROQUIMICA TRIUNFO S.A.’s financial statements drawn up on that date.

This procedure was carried out in accordance with certain normal auditing practices obeying regulatory and statutory provisions and standards governing the matter within the “Generally Accepted Accounting Principles” and, consequently, includes proof in the accounting records for the circumstances necessary to the specific aim of determining a net book value of the company’s net worth.

These investigations found that said records and elements were in accordance with legal formalities as well as those of the Generally Accepted Accounting Principles and have been uniformly and consistently applied by PETROQUIMICA TRIUNFO S.A., drawn up in accordance with the Joint Stock Corporation Law, as well as in accordance with the demands imposed by different agencies and regulations where applicable, such as: Treasury Department, Brazilian Central Bank, Banco do Brasil, Brazilian Securities and Exchange Commission (CVM), Brazilian Institute of Independent Auditors (IBRACON), Income Tax Regulation (RIR); mainly with regards to the standards set by the Brazilian Securities and Exchange Commission (CVM), including administrative rulings #319/99 and #469/08.

Furthermore, we checked the books and accounting records that were the basis for the balance sheet of PETROQUIMICA TRIUNFO S.A., as well as respective original documents based on selective sampling and testing.

IV. CONCLUSION

After due examination and technical checking carried out by us at PETROQUIMICA TRIUNFO S.A., and based on the data referred to in this Appraisal report, we consider that the net book value of PETROQUIMICA TRIUNFO S.A., for the purposes of incorporation by BRASKEM S.A. for the date December 31 2008, to be R$117,989,288.35 (one hundred and seventeen million nine hundred and eighty- nine thousand two hundred and eighty- eight Reais and thirty- five cents) in accordance with that set out in ATTACHMENT I and the following table:

Net Book Value on December 31 2008

Description	Amounts in Reais (BRL)

Stock capital subscribed and paid in	63,252,761.52

Capital reserves	7,052,289.38

Profits to reserves	40,525,097.88

Treasury stock	(1,225,554.43)

Adjustments to net worth value	8,384,694.00

Total net book value to be incorporated	117,989,288.35

On December 31 2008, authorized stock capital stood at R$68,874,202.26 and stock capital subscribed and paid in at R$63,252,761.52, made up of 29,666,296 ordinary shares and 34,165,890 class “A” preference shares, totaling 63,832,186 shares. The per share par value is R$0.9990922691. Share breakdown:

	Ordinary	Preference A	Total Share Capital
	%	%	%
Petrobras Quimica S.A. (Petroquisa)	70.45	95.99	84.12
Petroplastic Ltda.	28.83	4.01	15.54
Treasury stock	0.72	-	0.34
	100.00	100.00	100.00

ATTACHMENT

The document attached hereto is an integral and inseparable part of this report. Said document is:

Attachment I – Net Book Value of Petroquimica Triunfo S.A. on December 31 2008.

And as an expression of our best technical understanding, we hereby sign this Appraisal Report.

Rio de Janeiro, March 31 2009.

ACAL CONSULTORIA e AUDITORIA S/S

Rio de Janeiro State Regional Accountants Council registration number 1144

Gelson Jose Amaro

Partner in charge

Accountant, Rio de Janeiro State Regional Accountants Council registration number 049669/O-4

	ATTACHMENT I
PETROQUIMICIA S.A.
Breakdown of Net Book Value for
December 31 2008
(Amounts in Reais – R$ - BRL)

ASSEST
Current assets		163,616,366.90

Cash in hand		1,732,115.70
Financial investments		7,073,378.84
Accounts receivable (clients)		63,658,711.73
Stock		67,672,095.71
Tax to claw back		19,505,843.40
Other amounts receivable		3,866,114.06
Expenses for the coming year		108,107,46

Non-current
Long-term assets		10,036,257.35

Deferred income tax and social security contribution		6,520,360.66
Legal deposits		3,416,884,82
Other amounts due		99,011.87

Investments		11,963,006.32

Shares held in BRASKEM S.A.		11,931,812.33
Other investments held at cost		3,367,594.42
Provision for losses on investments held at cost		(3,336,400.43)

Fixed		25,656,688.16
Intangible		1,297,747.23

Total ASSETS		212,570,065.96

LIABILITIES
Current liabilities		(57,290,079.65)

Suppliers		(4,099,883.49)
Loans and financing		(32,229,929.02)
Tax and social security contributions payable		(2,854,683.78)
Holidays and gratifications payable		(7,119,419.50)
Dividends proposed and payable		(8,731,995.20)
Other accounts payable and commissions		(2,254,168.66)

Non-current
Long-term		(37,290,697.96)

Loans and financing		(30,289,012.77)
Taxes and social security contributions		(7,001,685.19)

Total LIABILITIES		(94,580,777.61)

Net Worth (net book value)		117,989,288.35

Made up of:
Capital subscribed and paid in	63,252,761.52
Reserve capital	7,052,289.38
Profits to reserve	40,525,097.88
Treasury stock	(1,225,554.43)
Adjustments to net worth	8,384,694.00	117,989,288.35

Share breakdown

Shareholders	Ordinary %	Preferred %	Total Stock Capital %

Petrobras Quimica S.A. (Petroquisa)	70.45	95.99	84.12
Petroplastic Ltda.	28.83	4.01	15.54
Treasury stock	0.72	-	0.34

Total	100.00	100.00	100.00

Attachment to Net Book Value Appraisal report, appraisal date 12/31/2008, issued on March 31 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.